FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

April 7, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 -999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2. Date of Material Change

March 26, 2008

Item 3. News Release

The Press Release dated March 26, 2008 was disseminated via Marketwire and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 4. Summary of Material Change

The Company announced that it has closed the private placement of 7,780,000 special warrants at a price of C$4.50 per special and raised gross proceeds of C$35,010,000.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Cecil Bond, Chief Financial Officer

604.688.9592

Item 9. Date of Report

Dated at Vancouver, BC, this 3rd day of April, 2008.

SCHEDULE “A”

For Immediate Release: NR 08 -16

EXETER CLOSES $35 MILLION FINANCING

Vancouver, B. C., March 26, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) announces that it has closed the private placement of 7,780,000 special warrants at a price of C$4.50 per special warrant announced on March 6, 2008. The offering was conducted by a syndicate of underwriters led by Canaccord Capital Corporation and BMO Capital Markets and including National Bank Financial, Dundee Securities and Haywood Securities. The Company raised gross proceeds of C$35,010,000.

Each special warrant is exercisable to acquire, for no additional consideration, one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a short form prospectus in certain provinces of Canada qualifying the common shares. If a receipt for a short form prospectus is not obtained by May 6, 2008, each special warrant will be convertible into 1.1 common shares of the Company. Unless the Company obtains a receipt for a short form prospectus, the securities will be subject to a four-month hold period expiring on July 27, 2008.

In connection with the offering, the Company paid to the underwriters a 6.5% cash commission and issued 505,700 non-transferable warrants entitling the holder to purchase one common share at a price of C$4.50 for a period of 12 months. The warrants are subject to a four-month hold period expiring on July 27, 2008.

The securities have not been and will not be registered under the U.S. Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from registration requirements.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to 'bonanza grade' drilling results within an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

The Company currently has three rigs drilling its Caspiche gold porphyry project in Chile, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to explore other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com .

EXETER RESOURCE CORPORATION

Bryce Roxburgh President and CEO

For further information, please
contact:	Suite 1260, 999 West Hastings Street
Bryce Roxburgh, President or Rob Grey, Investor Relations	Vancouver, B.C. Canada V6C 2W2
Tel: 604.688.9592 Fax: 604.688.9532	exeter@exeterresource.com
Toll-free: 1-888-688-9592

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to vary from any future results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with the timing of the financing, pricing; fluctuations in metal prices; currency fluctuations; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR

ACCURACY OF THIS NEWS RELEASE